

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Ioannis Zafirakis
Secretary
OceanPal Inc.
Ymittou 6
175 64 Palaio Faliro
Athens, Greece

> **Re: OceanPal Inc.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed November 2, 2021**
> **File No. 001-40930**

Dear Mr. Zafirakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F filed November 2, 2021

Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions
Diana Shipping Inc. Non-Competition Agreement, page 59

1. We note your disclosure that Diana Shipping granted you a right of first refusal over any opportunity available to Diana Shipping (or any of its subsidiaries) to acquire or charter-in any dry bulk vessel that "meets certain specifications." Please describe such specifications set forth in the agreement. In that regard, we note the specifications set forth in the non-competition agreement filed as Exhibit 4.4. In addition, please disclose the termination provisions set forth in the non-competition agreement.

Steamship Shipbroking Enterprises Inc., page 59

2.   Please revise your disclosure to include the material terms of the Form of Management Agreement with Steamship Shipbroking Enterprises Inc. filed as Exhibit 4.7. In addition, we note your disclosure here and on page 33 indicating that Steamship will be providing administrative services and brokerage services pursuant to an Administrative Agreement and a Brokerage Services Agreement. We also note your disclosure on page 57 that the services of your chief executive officer and president and interim chief financial officer are provided by Steamship under your administrative services agreement with Steamship. Please file your administrative agreement and brokerage services agreement with Steamship, and disclose any material terms set forth in such agreements. Refer to comment 10 in our letter dated July 21, 2021.

Diana Wilhelmsen Management Limited, page 60

3.   Please disclose all material terms of the management agreement with Diana Wilhelmsen Management Limited, including the fees payable under the agreement and the provisions related to termination of the agreement. Please also provide risk factor disclosure relating to the termination provisions, or tell us why you do not believe that such provisions present a material risk.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton